Exhibit 99.1

CureVac and GSK Enter into Pandemic Preparedness Contract with German Government

•	German government reserves domestic manufacturing capacity until 2029 to ensure rapid access to mRNA vaccines developed by CureVac and GSK

•	Five-year contract enables production of up to 80 million vaccine doses at short notice in case of a public health emergency, contributing to increased pandemic preparedness

TÜBINGEN, Germany/ BOSTON, USA – April 11, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), and GSK today announced that they have entered into a contract with the German federal government to supply mRNA vaccines within a broader tender for pandemic preparedness in Germany. Following a setup period of a maximum of two years, the contract grants the German federal government access to CureVac’s manufacturing capacity until 2029, enabling rapid availability of 80 million mRNA-based vaccine doses during the remainder of the current pandemic or in future infectious disease outbreaks. By reserving this manufacturing capacity, the tender seeks to mitigate risks associated with potential supply bottlenecks in a pandemic situation. Under the contract, the federal government will pay CureVac and GSK an annual standby fee after successful completion of the setup period, which requires the companies to maintain manufacturing capacity at constant readiness. By ensuring the availability of manufacturing capacities in Germany, the arrangement will significantly contribute to strengthening pandemic preparedness.

“Over the last two years, our social and economic lives as well as global healthcare systems and medical supply infrastructures were severely challenged by the COVID-19 pandemic,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “This underscored the importance of having access to innovative technology platforms, such as mRNA technology, as well as corresponding robust manufacturing capacities to rapidly develop and deliver life-saving vaccines – particularly as a protective measure in case of future infectious disease emergencies. Considering the unpredictable and variant-driven course of the COVID-19 pandemic, we are fully committed to safeguarding public health today and into the future.”

“We welcome this announcement of the German federal government, which aims to strengthen the country's preparedness against future pandemics,” said Roger Connor, President of Vaccines and Global Health, GSK. “Our mRNA development program in collaboration with CureVac could play a key role for pandemic preparedness thanks to adaptability of the mRNA technology and its potential for a rapid response, in combination with our significant vaccine manufacturing expertise.”

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

GSK Enquiries

Pia Clary, Director Corporate Communication

GSK Germany

M: +49 152 5323 9052

pia.x.clary@gsk.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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